

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via e-mail
Mr. Simon J. Misselbrook
Chief Financial Officer
Cole Credit Property Trust IV, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, AZ 85016

RE: **Cole Credit Property Trust IV, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 31, 2014
        File No. 0-54939

Dear Mr. Misselbrook:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kevin Woody

                                Kevin Woody
                                Branch Chief